2023 REPORT

Bold Move Beverages



BOLD MOVE
BEVERAGES
COLD
BROOZE
CRAFT COCKTAIL
VANILLA
OAT
BOLD MOVE
BEVERAGES
COLD
BROOZE
CRAFT COCKTAIL
ORIGINAL
BLACK

REPORT CARD

How did we do this year?



REPORT CARD

B-

☺ The Good

Sales Growth

Team Recruitment

Team Recruitment

Product Development

☹ The Bad

Fundraising

Digital Marketing Efforts

Offline Marketing

2023 At a Glance

January 1 to December 31


$$$$

$13,112
Revenue



-$123,643
Net Loss


IOU!

$5,277 [2%]
Short Term Debt



$405,000
Raised in 2023



$13,784
Cash on Hand

INCOME   BALANCE   NARRATIVE

● Revenues   ● Profit



$13,112

$0

-$123,643

-$247,427

2022   2023

Net Margin: -943%   Gross Margin: -53%   Return on Assets: -618%   Earnings per Share: -$0.01

Revenue per Employee: $6,556   Cash to Assets: 84%   Revenue to Receivables: 615

Debt Ratio: 1,433%

📄 Review_Report_2021.pdf

📄 Final_Bold_Move_Beverages_Independent_CPA_Review_Report_2022_2023.pdf

We ❤️ Our 62 Investors

Thank You For Believing In Us

Zack Pennington
Annmarie Higgins
Jeffrey Scales
Drew Lieberman
Debra Guss
Eric Weitz
Mauricio Robina
William David Smith...
Cary Lefton
Kim Pulczinski

John Sigmon
Crystal Washington
Catalina Gaete-Bentz
Laura Valentino...
Ken Nguyen
Leonard Aaron Brown
Jonathan Yasharel
Danny Lee
Crystal Zhao
David Bertschy

Stuart Smith
Mark Mesrobian
Kyle Louzoun-Heisler
Brett Schwartz
Michael Mathewes
AV RCP LP
Catherine Flores
Paul Ellul
Lauren Wagner
David P

Hatem Rowaihy
Philip Ward
Alex Garcia
Chris Sundberg
Tim Shores
Bryan Brashears
Garrett Goehring
Jacob Hughes
Kristopher Rich

Jerrold Guss
Susan Kolifrath
Keith Timko
Jaime Mizrahi
Kyle Seidel
Nicholas Marquardt
Michael S Levesque
Luis Flores-Castillo
Aaron Nelsen

Caroline Fabacher
Edwardo Figueroa
Karen Locke
Jim Pappas
Luz Cruz
Jesse De Vito
Makenna Krist
Andrey Belostotsky
Aakash Jain

Thank You!

From the Bold Move Beverages Team



Jacob Guss 💼

Founder, CEO

Jacob boldly quit his 9-5 to formulate Cold Brooze® & build Bold Move Beverages. Jacob holds an MBA from UT Austin, co-founded a nonprofit, and has professional...



Lewis Milligan

Co-Founder, CCO

Lewis' is a 25+ year industry veteran who helped grow Red Bull North America and two beer distributorships that were acquired. Lewis is an avid outdoorsman and...



Justin Fenchel in

Advisor/Mentor

Justin is the bold founder of BeatBox Beverages, a national brand with +$100M in ARR. After completing his MBA at U...



Caroline Fabacher in

Advisor

Bold Moves run in Caroline's veins. As a serial alcohol entrepreneur, venture attorney, and advisor, Caroline brings...



Chris Sundberg in

Advisor/Investor

Chris' Bold Move is wearing flip flops to most business meetings. Chris is a CPA by trade and is also a successful...



Judson Kauffman

Advisor

Judson' is no stranger to bold moves. Prior to advising BMB, Jud served as a Navy Seal and co-founded Desert Door Sotol...

Details

The Board of Directors

Director	Occupation	Joined
Jacob Guss	CEO, Bold Move Beverages @ Bold Move Beverages	2021

Officers

Officer	Title	Joined
Jacob Guss	Secretary, President, CEO	2021

Jacob Guss   Secretary President CEO   2021

Voting Power ❓

Holder	Securities Held	Voting Power
Jacob Guss	7,000,000 Class A Common Stock	78.0%

Past Equity & Loan Fundraises

Date	Amount	Security	Exemption
01/2022	$177,000	Safe	Regulation D, Rule 506(b)
01/2023	$38,500	Safe	Section 4(a)(2)
01/2023	$72,677		4(a)(6)
06/2024	$405,000		Section 4(a)(2)

The use of proceeds is to fund general operations.

Convertible Note Outstanding

Issued	Amount	Interest	Discount	Valuation Cap	Maturity
06/05/2024	$405,000 ❓	6.0%	0.0%	None	06/05/2027 ❓

Outstanding Debts

None.

Related Party Transactions

None.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Class A Common Stock	10,000,000	8,650,000	Yes
Class B Common Stock	10,000,000	256,250	No

Warrants: 0
Options: 0

Form C Risks:

Formulating specialty cocktails with real ingredients is more costly and time consuming than creating flavored malt beverages with artificial flavors. Therefore, the time horizon for product line extension and expansion may be slower than for competitors that utilize "natural flavors" and other additives.

The business model for premium products such as Cold Brooze® exerts downward pressure on margins and thus, necessitates the pursuit of market share to achieve economies of scale and profitability. Therefore, meaningful investments in marketing and sales efforts are required for the long run sustainability of the brand.

The Company's future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

The Company is pre-launch and thus, does not yet have a fully proven track record of success. Therefore, despite having conducted market research and creating corresponding marketing & sales strategies, the team will need to evolve over time as market assumptions and hypotheses are challenged.

Alcohol laws/regulations evolve over time at the federal, state, and county levels. If laws change for the worse, it could negatively impact our ability to conduct business and grow our physical and digital footprints.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

The Company's ability to compete effectively in the highly competitive alcoholic beverage industry may affect its operational performance and financial results. The Company may not be able to compete successfully in the highly competitive alcoholic beverage industry. The Company will face competition from large, national companies and smaller, regional operators. Some of the Company's competitors are larger and have greater financial resources. The Company may experience price pressure as a result of competitors' pricing practices as well as general market conditions. Failure to match or exceed competitors' cost reductions through productivity gains and other improvements could weaken the Company's competitive position. The Company may not be able to effectively compete with larger, more diversified companies. Increased competition may result in lower operating margins leading to unprofitable operations and loss of market share.

The ability to secure additional distribution agreements and maintain existing relationships will be critical to the success of the Company. If the Company fails to enter into distribution agreements with favorable terms, the Company could suffer a material adverse effect on its financial performance.

Additional funding may be required for future development and expansion of the Company. The funds raised during this round will be deployed to launch and scale the brand.

Depending on the outlook for the future, it may be determined that follow on capital is necessary to meet the company's goals. The timing and amount of these investments can not be accurately determined at this time and are contingent upon market conditions, product traction, and industry conditions.

The Company's financial projections and assumptions may prove incorrect. The information presented to investors in meetings and otherwise (including any financial projections of the Company) contains forward looking information and has been prepared on the basis of a number of assumptions, variables, and hypotheticals, including third-party data believed to be reliable but not fully verified or verifiable by the Company. The information and financial projections are dependent on estimates and projections of circumstances and events that have not occurred and which may not occur or which may have different consequences from those now assumed or anticipated. No assurance can be given that all material assumptions have been considered. Future operating results are in fact impossible to predict. Therefore, the actual results achieved will vary from the forecasts and projections and the variations could be material. No representation or warranty of any kind is made by the Company or any of its affiliates, and none should be inferred, respecting the future accuracy or completeness of any projections or any other forward-looking information provided by the Company.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the

value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of shares of Preferred Stock . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Stock , Investors may receive a number of shares of Preferred Stock calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Stock being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors . Among the

factors we may consider in determining the price of Preferred Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our stock (including both common stock and Preferred Stock) that take into account, as applicable, factors such as the following:

unrelated third party valuations;
the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
our results of operations, financial position and capital resources;
current business conditions and projections;
the marketability or lack thereof of the securities;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.
We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company
Bold Move Beverages, Inc.

Delaware Corporation
Organized July 2021
2 employees
3302 Dalton Street
Unit B
Austin TX 78745 http://boldmovebeverages.com

Business Description

Refer to the Bold Move Beverages profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Bold Move Beverages is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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